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Mark Adkins, NPDPCo-Founder & Chief Executive Officer at LeanMed LLC3w • 3 weeks ago

Become a LeanMed, LLC shareholder as we enter a $750M addressable market - medical oxygen for people living in low income, rural areas. The O2 Cube oxygen production system is a low cost, low risk investment opportunity that reaches the developing nations in need of essential oxygen treatment. Invest in the future, invest in LeanMed, LLC. Go to our Wefunder webpage and join the team. https://lnkd.in/duFf-KCh

#InvestinOxygen


6 reasons to invest in LeanMed
Reach a $750M total addressable market
Support from global partners, such as Philips
Medical equipment growth 3x faster in developing nations
Solar & air inputs lead to low operating costs
Low risk & cost, innovative licensing using existing IP
Opportunity to diversify your portfolio
LEANMED